Exhibit 99.2

 Second Quarter 2026 Results  August 10, 2026

 Important Disclosure  This presentation is intended to provide general information only and is not, and should not be considered, as an offer to purchase or sell the Company’s securities, or a proposal to receive such offers. In addition, this presentation is not an offer to the public of the Company’s securities. By attending or viewing this presentation, each attendee (“Attendee”) agrees that he or she (i) has read this disclaimer, (ii) is bound by the restrictions set out herein, (iii) is permitted, in accordance with all applicable laws, to receive such information, (iv) is solely responsible for his or her own assessment of the business and financial position of the Company and (v) will conduct his or her own analysis and be solely responsible for forming the Attendee's view of the potential future performance of the Company’s business.   This presentation includes projections, guidance, forecasts, estimates, assessments and other information pertaining to future events and/or matters, whose materialization is uncertain and is beyond the Company’s control, and which constitute forward looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Israeli Securities Law, 5728-1968). Many of the forward-looking statements contained in this presentation can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements include, but are not limited to, expectations and evaluations relating to the Company’s business and financial targets and strategy, the integration of the Company’s technology in various systems and industries, the advantages of the Company’s existing and future products, timetables regarding completion of the Company’s developments and the Company’s intentions in relation to various industries, the Company’s intentions in relation to the creation of collaborations and engagements in licensing agreements, production and distribution in various countries, and other statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to: our expectations regarding general market conditions, including as a result of global economic trends; changes in consumer tastes and preferences; fluctuations in inflation, interest rates and exchange rates in the global economic environment; the availability of qualified personnel and the ability to retain such personnel and the ability to retain such personnel; changes in commodity costs, labor, distribution and other operating costs; our ability to implement our growth strategy; changes in government regulation and tax matters; political, demographic and business conditions in Israel; the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors; factors relating to acquisitions made by the Company, including our ability to effectively and efficiently integrate acquired businesses into our existing business; and other risk factors discussed under “Risk Factors” in our annual report on Form 20-F filed with the SEC on March 9 , 2026 (our “Annual Report"). The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only estimates based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Risk Factors” in our Annual Report.   You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Each forward-looking statement speaks only as of the date of the particular statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements provided in this presentation for any reason, to conform these statements to actual results or to changes in our expectations.   In addition, the presentation includes data published by various bodies, and data provided to the Company in the framework of cooperation engagements, concerning the industry, competitive position and markets in which the Company operates, whose content was not independently verified by the Company, such that the Company is not responsible for the accuracy or completeness of such date or whether the data is up-to-date, and Company takes no responsibility for any reliance on such data.   Management estimates contained in this presentation are derived from publicly available information released by independent industry analysts and other third-party sources, as well as data from the Company's internal research, and are based on assumptions made by the Company upon review of such data, and the Company's experience in, and knowledge of, the industry and markets in which the Company operates. Although the Company believes these management estimates are reasonable, projections, assumptions and estimates of the future performance of the industry in which the Company operates and the Company's future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described above. These and other factors could cause results to differ materially from those expressed in the estimates made by independent parties and by the Company. Industry publications, research, surveys and studies generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this presentation.   In addition to various operational metrics and financial measures in accordance with accounting principles generally accepted under International Financial Reporting Standards, or IFRS, this presentation contains Adjusted EBITDA, Free Cash Flow, Adjusted OPEX and Adjusted Net Income, each a non-IFRS financial measure provided to help evaluate our past results and future prospects. Please refer to the appendix for of this presentation for a definition of Adjusted EBITDA, Free Cash Flow, Adjusted OPEX and Adjusted Net Income as well as reconciliations of Adjusted EBITDA and Adjusted Net Income to net income (loss), Free Cash Flow to operating cash and Adjusted OPEX to OPEX.    Due to the inherent difficulty in forecasting and quantifying the amounts of certain items that are necessary for such reconciliation, the Company is not able, without unreasonable effort, to provide a reconciliation of forward-looking Adjusted EBITDA and Adjusted Net Income to IFRS net income (loss), in particular because items such as finance expenses and issuance and acquisition costs used to calculate projected net income (loss) vary dramatically based on actual events. Therefore, the Company is not able to forecast on an IFRS basis with reasonable certainty all deductions needed in order to provide an IFRS calculation of projected net income (loss) at this time. The amount of these deductions may be material and therefore could result in projected IFRS net income (loss) being materially less than projected Adjusted EBITDA and Adjusted Net Income (non-IFRS).    The Company and its licensors have proprietary rights to trademarks used in this presentation. Solely for convenience, trademarks and trade names referred to in this presentation may appear without the “®” or “TM” symbols, but the lack of such references is not intended to indicate, in any way, that the Company will not assert, to the fullest extent possible under applicable law, its rights or the rights of the applicable licensor to these trademarks and trade names. This presentation also contains trademarks, trade names and service marks of other companies, which are the property of their respective owners and are used here for reference purposes only. Such use of other parties’ trademarks, trade names or service marks should not be construed to imply a relationship with, or an endorsement or sponsorship of the Company, by any other party.  Forward-looking statements, risk factors, and non-GAAP financial measures referenced in this presentation

 Today’s Presenters  3  Yair Nechmad   CEO & Co-Founder  Sagit Manor  CFO  Aaron Greenberg  CSO  3

 Nayax provides payments, software, and consumer engagement solutions across a wide range of automated retail verticals  Global Platform - Multiple Verticals  Massage Chair  Fueling   Self-Service Kiosks  Laundromats  Car Wash & Air Vac  Amusement   Food & Beverages  Restaurants  Micro Markets  EV Charging   Vending  Parking   4  4

Company Overview: Q2 2026

Revenue
Q2 25: $95.6M ▲28%
$122.6M

Recurring revenue
Q2 25: $70.7M ▲24%
$87.7M

Gross Margin
Q2 25: 48.3% ▼1.4pp
46.9%

Adj. EBITDA (1)
Q2 25: $12.6M ▲12%
$14.1M

Total transaction value
Q2 25: $1.6B ▲29%
$2.1B

Customers
Q2 25: 105K ▲20%
125K

Managed & connected devices
1.6M
$251
Annual ARPU (2)
Q2 25 $223 ▲13%

Dollar-based net retention rate (3)
120%
2.8%
Revenue Churn (4)

Global Presence



USA | Canada | UK | Germany | Israel | Australia | China | Japan | South Africa | Brazil | New Zealand | Netherlands | Lithuania



CANADA
RUSSIA
CHINA
BRAZIL
AUSTRALIA

1,200+	120+	80+	80+	50+	35
No. of Employees	Countries with devices	Payment Methods	Markets with distributors	Currencies	Languages

(1) Adjusted EBITDA is a non-IFRS financial measure. Please refer to the Appendix for a definition of Adjusted EBITDA and for a reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure.
(2) Average revenue per unit is calculated using recurring revenue divided by the number of connected devices over a 12-month trailing period. Please refer to the Appendix for a definition of ARPU
(3) Net retention rate based on SaaS revenue and payment processing fees. Please refer to the Appendix for the definition of NRR
(4) Revenue Churn is a non IFRS financial measure. Please refer to the Appendix for a definition of Revenue Churn.

Nayax 5

 Recent Business Highlights  Filed to establish Nayax America Bank Inc. under Connecticut's Innovation Bank Charter framework. Once chartered, it would enable corporate cards, controlled-spend programs, and working-capital solutions directly on the platform, extending Nayax's owned payment and card-issuing infrastructure (already held in the EU, UK, and Israel) into North America, its largest market. Also launched Yellow Account, embedded banking for U.S. customers with linked Yellow Cards. Charter approval is subject to regulatory review.  Expanded into Panama through Grupo Sky, making Nayax's cashless payment acceptance services available to local merchants. The launch extends Nayax's Latin American footprint and supports card-present payments across vending, laundromats, EV charging, parking, and kiosks.  Launched AI-powered Product Discovery for Retailers, natively integrated into the Nayax platform. It enables merchants to grow revenue and deepen customer engagement through real-time data and intelligent recommendations, capturing shopper intent and converting it into revenue online and in-store.  Expanded into North Macedonia, making Nayax's full suite of cashless payment services available to merchants across the country. The launch strengthens Nayax's presence in the Balkan region, building on existing operations in markets such as Croatia.  Added a new AI layer to Nayax's MoMa mobile app for vending and self-service operators, helping them decide and act faster from anywhere. Capabilities include an AI assistant that answers questions from an operator's own business data, data-driven planogram suggestions, and visual-recognition planogram setup.  Launched the VPOS Media 4 Series in Japan, comprising the VPOS Media 4 and VPOS Media 4 Mini, Android-based payment terminals purpose-built for Japan's unattended commerce market across amusement, laundry, parking, and EV charging.  Appointed EFT Solutions Limited as authorized distributor and support partner in Hong Kong, expanding Nayax's Asia-Pacific presence through EFT's local sales channels and on-the-ground support across vending, self-service, amusement, EV charging, and automated retail.  Completed the integration of VMtecnologia in Brazil, unifying all Brazilian operations under the Nayax brand. In connection with the rebrand, Nayax launched VPOS Media in Brazil's EV charging market, enabling direct card and digital-wallet payments at charging stations without a third-party app.

 What’s Next?

 Becoming a Full-Service Financial Platform  From payments and software operations to financing, issuing and banking, completed by the U.S. bank charter  TODAY | Payments and software operations  ADDING | Full-service financial platform  Acceptance and Processing  Unattended  Attended  E-Commerce  Gateway  Payment Facilitation  Acquiring Bank  Operations  Nayax Core  Energy Core  Retail Core  BI Suite  Loyalty  Financing  Hardware Purchase Finance  Merchant Cash Advance  Revolving Credit  Accounts through Adyen Partnership  ACH  SEPA  SWIFT  Core Banking Ledger  Corporate Issuing  Credit Cards  Revolving credit on our own issuing licence  Prepaid Cards  Closed and open loop prepaid programs  Debit Cards  Business debit linked to settlement balances  Nayax  Adyen  Third Party  Own Payment Hardware

 Embedded Finance with Yellow Account  The Yellow Account represents Nayax’s strategic expansion into embedded finance, providing small-to-medium businesses with unprecedented access to financial tools.   Delivered via a user-friendly mobile application, merchants will be able to  Receive payouts directly into their accounts  Manage business finances in one place  Pay expenses with a virtual debit card  Access financial services connected directly to their Nayax business data  Nayax will leverage the Yellow Account platform as a strategic touchpoint for new revenue streams (interchange fees, additional commercial offerings, etc.) as well as increased competitive differentiation and customer stickiness.

About Nayax America Bank Inc.

Nayax is pursuing a Connecticut Innovation Bank charter to establish a scalable, regulator-aligned compliance framework, unlocking a suite of merchant-facing financial services designed to expand wallet share with existing Nayax merchants by making Nayax their primary financial operating layer. Expected to go live in 2027.

Proposed Product Expansion

Payment Facilitation	Embedded Financial Services	CoinBridge
A single state-sanctioned framework replaces duplicative licensing, enabling faster deployment of account-like services and strong regulator confidence.	Enable various credit services such as issued corporate credit cards, working capital, and hardware financing all managed within our platform.	Issue controlled-spend cards that provide full program control, lower costs, and without technical friction.

Regulatory Foundation

The bank charter serves as the single regulatory foundation underpinning all three expansion pillars, providing embedded banking services and scalable compliance across jurisdictions

Regulatory Scalability
Largely replaces duplicative state licensing with one durable, future-proof framework

Enhanced Innovation
Greater certainty accelerates deployment of merchant-facing financial solutions

Confidence & Growth
Strengthens trust with regulators, counterparties, and customers.

Nayax 10

 Nayax Energy + Lynkwell   Nayax Energy and Lynkwell now operate as one EV platform, with global payment infrastructure fused directly into the charging software stack, scaling deployment and winning marquee operators worldwide while running a leaner cost base.  One Integrated EV Business  Unified payments  Card-present transactions already run on Nayax's global payment rails inside Lynkwell's software. E-commerce payments migrate in 2H26 onto one hardware-to-settlement stack.  Platform migration underway  Migration from Nayax Energy Core has begun, with the first customers already live. All customers will move to the Lynkwell software globally by 2027.  Leaner combined cost base  Combining Nayax Energy with Lynkwell removed significant redundancy, taking headcount down and keeping Energy below its operating budget.  Deployment Pace  More than double our pre-acquisition charger deployment rate of DC fast charger connections  Global Reach  New customers won across more than a dozen countries in recent months, spanning chargers, payment terminals and software.  Landing Marquee Operators  Winning leading CPOs in Israel and Australia, plus a competitive public-tender win in the Netherlands.  White-Label Pipeline  Demand is running ahead of capacity: our white-label onboarding schedule is already booked into 2027, each rollout adding recurring software and payment revenue.

 Financial Performance & Outlook

 Strong growth  Revenue increased 28% to $122.6 million, driven by both new and existing customer expansion  Organic revenue (2) growth for the quarter was 21%  Recurring revenue grew 24% to $87.7 million and represented 72% of total revenue  Number of customers increased 20% to approximately 125k  Total transaction value increased 29% to $2.06 billion  Total number of transactions increased 12% to 815 million  Managed and connected devices increased 13% to 1.6 million  KPIs  Profitability  Gross Margin was 46.9%, down from 48.3% in Q2 2025, as strong recurring margins were offset by lower POS devices margins, reflecting the lower-margin Lynkwell product mix relative to our VPOS family and higher freight and logistics costs.  Adjusted EBITDA(3) increased 12% to $14.1 million, representing 12% of revenue compared to 13% in Q2 2025  Adjusted Net Income(4) was $6.0 million compared to $11 million in the last year’s second quarter driven primarily by higher financial expenses  All comparisons are relative to the second quarter and three-month period ended June 30, 2025 (the “prior year period”).  Organic Revenue is a non-IFRS financial measure that we define as total revenue adjusted to exclude the revenue attributable to acquired businesses for a period of 12 months following their acquisition. Q2 2026 includes $6.5 million of revenues from recent acquisitions. Please refer to the Appendix for a definition of Organic Revenue.   Adjusted EBITDA is a non-IFRS financial measure. Please refer to the Appendix for a definition of Adjusted EBITDA and for a reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure.  Adjusted Net Income is a non-IFRS financial measure. Please refer to the Appendix for a definition of Adjusted Net Income and for a reconciliation of Net Income to the most directly comparable IFRS measure.  Q2 2026 Key Highlights(1)

 Highly Attractive Customer Base And Global Reach  Low Customer Concentration  Global Revenue Diversification  Q2 2026  Q2 2026

 2025 revenue grew 28% to $400.4 million  Recurring revenue represented 72% of total revenue  CAGR 2025 v 2021  Organic Revenue is a non-IFRS financial measure that we define as total revenue adjusted to exclude the revenue attributable to acquired businesses for a period of 12 months following their acquisition. Q2 2026 includes $6.5 million of revenues from recent acquisitions. Please refer to the Appendix for a definition of Organic Revenue.   CAGR(1) +35.4% ▲  15  Annual Revenue ($M)  Quarterly Revenue ($M)  QoQ +28.2% ▲  Strong Q2 2026 growth of 28% QoQ driven by both new and existing customer expansion, adding more than 5,300 customers this quarter  Organic revenue (2) growth for the quarter was 21%  Recurring revenue increased by 24% compared to Q2 2025 and represented 72% of our total revenue in Q2 2026  Payment processing fees increased 25%  SaaS revenue increased 22%  Rapid and Sustainable Revenue Growth

 CAGR +47.8% ▲  16  Annual Processing Revenue ($M)  Quarterly Processing Revenue ($M)  QoQ +25.1% ▲  Please refer to the Appendix for a definition of Take Rate  Payment processing fees increased by 30% YoY in 2025  Processing take rate remained stable at approximately 2.7%  Transaction value increased to $6.4 billion from $4.9 billion  Number of transactions increased to 2.9 billion from 2.4 billion  25% increase in processing revenue as the market continues its cash-to-cashless conversion, driven by:    13% increase in our installed base of managed and connected devices  29% increase in dollar transaction value  Processing Revenue Growth & Take Rate(1)  Primarily driven by higher number of transactions across our installed-base

 CAGR +41.5% ▲  17  Annual Gross Profit ($M)  Quarterly Gross Profit ($M)  QoQ +24.2% ▲  Significant increase in gross margin to 48.2% from 45.1% driven by the improvement in operational efficiencies and continued streamlining of supply chain as well as the reduction in processing costs  Gross margin was 46.9%, down from 48.3% in Q2 2025, as strong recurring margins were offset by lower POS devices margins, reflecting the lower-margin Lynkwell product mix relative to our VPOS family and higher freight and logistics costs.  Recurring Revenue Mix drives High Gross Margin  Q2 Gross Margin Eases to 46.9% on Product Mix   Profit Margin

 18  Annual Adjusted OPEX(1) ($M)  Quarterly Adjusted OPEX(1) ($M)  Ongoing improvement in adjusted OPEX as a percentage of revenue to 33% reflects increasing operating leverage in the business   Adjusted OPEX as a percentage of revenue held steady at 36%, in line with Q2 2025  Adjusted OPEX is a non-IFRS financial measure. Please refer to the Appendix for a reconciliation of Adjusted OPEX to the most directly comparable IFRS measure.   Cost Base Under Control as We Scale  Disciplined investment without slowing the growth engine

 YoY(2) +72.1% ▲   19  Annual Adj EBITDA(1) ($M)  Quarterly Adj EBITDA(1) ($M)  QoQ +12.0% ▲  % Adjusted EBITDA out of revenue. Adjusted  EBITDA is a non-IFRS financial measure. Please refer to the Appendix for a definition of Adjusted EBITDA and for a reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure.   Full year 2025 v full year 2024  Adjusted EBITDA of $61.1 million in 2025 increased significantly from $35.5 million in 2024. An impressive growth demonstrated by solid operating leverage as a result of profitable expansion, improving gross & operating margins, while strategically investing in growth opportunities  Adjusted EBITDA increased 12% to $14.1 million, representing 12% of revenue compared to 13% in Q2 2025, mainly impacted by the Israeli Shekel appreciation against the US Dollar  Earnings Growth Holds Through FX Headwinds  Margin held broadly flat as currency moves offset operational gains

 Metric  FY 2026  Revenue  $510m - $520m  Organic Revenue (2)  22%-25%  Adjusted EBITDA (3)   $85m-$90m  Free Cash Flow (4)  5%-10% conversion from Adjusted EBITDA  Due to the inherent difficulty in forecasting and quantifying the amounts of certain items that are necessary for such reconciliation, the Company is not able, without unreasonable effort, to provide a reconciliation of forward-looking Adjusted EBITDA to IFRS net income (loss), in particular because items such as finance expenses and issuance and acquisition costs used to calculate projected net income (loss) can vary dramatically based on actual events. Therefore, the Company is not able to forecast on an IFRS basis with reasonable certainty all deductions needed in order to provide an IFRS calculation of projected net income (loss) at this time. The amount of these deductions may be material and therefore could result in projected IFRS net income (loss) being materially different than projected Adjusted EBITDA (non-IFRS).  Organic Revenue is a non-IFRS financial measure that we define as total revenue adjusted to exclude the revenue attributable to acquired businesses for a period of 12 months following their acquisition. Please refer to the Appendix for a definition of Organic Revenue.   Adjusted  EBITDA is a non-IFRS financial measure. Please refer to the Appendix for a definition of Adjusted EBITDA  Free Cash Flow is a non-IFRS financial measure. Please refer to the Appendix for a definition of Free Cash Flow  2026 Outlook (1)   Continued growth & profitability expansion  Guidance Assumptions  Revenue guidance is inclusive of organic revenue growth of 22% to 25%  Expected further improvement in profitability with adjusted EBITDA margin of around 17%  Customer demand continues to be strong  Assumes no material changes in macroeconomic conditions

 Mid-term Outlook (1)   Revenue  $1bn   Gross Margin  50%  Adjusted EBITDA(2)  30%  2028 framework, includes $1 billion in revenue, driven by a combination of organic growth and strategic M&A, 50% gross margin, and 30% adjusted EBITDA margin. The increasing share of recurring revenue, the continued growth in ARPU, and the discipline around operating expenses all support the trajectory towards our long-term profile. These targets reflect the long-term fly wheel power of our business model as it scales, and the expected operating leverage which remain consistent with the framework we outlined  Due to the inherent difficulty in forecasting and quantifying the amounts of certain items that are necessary for such reconciliation, the Company is not able, without unreasonable effort, to provide a reconciliation of forward-looking Adjusted EBITDA to IFRS net income (loss), in particular because items such as finance expenses and issuance and acquisition costs used to calculate projected net income (loss) can vary dramatically based on actual events. Therefore, the Company is not able to forecast on an IFRS basis with reasonable certainty all deductions needed in order to provide an IFRS calculation of projected net income (loss) at this time. The amount of these deductions may be material and therefore could result in projected IFRS net income (loss) being materially different than projected Adjusted EBITDA (non-IFRS).  Adjusted  EBITDA is a non-IFRS financial measure. Please refer to the Appendix for a definition of Adjusted EBITDA

 Appendix  22

 Device Revenue  VPOS Touch  All-in-one cashless card reader and telemetry device  Purchase fee per sold connected POS  Onyx  VPOS Media  Nova Market  Competitive Price to Attract Customers  1. Hardware  2. SaaS  3. Processing Fee  72%   Recurring Revenue  2.62%   Payment   Take Rate (1)  120%   Dollar Based Net Retention Rate (2)  SaaS management system for enhanced business optimization  Monthly subscription fee (SaaS) per connected POS   Global, localized cashless payment acceptance for maximized conversion   Full payment suite – EMV Payments, Prepaid System, Payments API APMs, Licensed financial institution  Processing fee as % of transaction value  Please refer to the Appendix for a definition of take rate  Net retention rate based on SaaS revenue and payment processing fees. Please refer to the Appendix for the definition of NRR  Recurring Revenue  Complete end-to-end solutions secure recurring revenue

Massive Cashless Opportunity

TAM of 45M+ Unattended Machines and Growing

Cashless payment volume in unattended retail estimated to significantly increase globally from 2025 to 2029



2021-2025E
CAGR 21%
2025E-2029E
CAGR 19%
$60bn
$129bn
$257bn
2021
2025 E
2029 E

Growth Driven by Multiple Self-Service Verticals



Cashless Transaction Value by Vertical
$257bn
Other Machines
Parking Terminals
Laundromats
Amusement/Prize Machines
Electric Vehicle Charging stations
Ticketing Kiosks
Vending
8
15
20
27
32
36
118
2029 E

Key Market Drivers

- **Large and growing installed base** of unattended machines expected to grow from ~48M in 2025 to ~60M by 2029, with **connected machines growing 2.5x faster**, from ~16M to ~27M over the same period
- This accelerated connected device growth is driven by the **conversion** of existing **cash-only machines to cashless-enabled devices**, as operators upgrade their fleets to meet rising consumer demand for digital payments

Source: Research report regarding the unattended & connected machines market dated 2024 by one of our Third-Party Market Research Firms

Nayax 24

Expand  Internationally  Enter Emerging, High-Growth Verticals  Retain And Grow   With Existing Customers  Innovate & Develop   New Solutions  Win New Large Enterprise and SMB Customers Globally as well as OEM  Expanding through M&A to new markets with new channels/ technology  Advance Strategy for Sustained Long-Term Profitable Growth

 Payment as a Center of Gravity  Global Cashless Payments Acceptance  Multiple Integrated POS  Unattended POS  POS & Registers  Management Platform  Loyalty & Marketing Solutions  Embedded Financing & Banking  Multiple unattended retail verticals  Automated Self Service   Hospitality & Retail  Robust solution for numerous retail verticals  Complete electric vehicle charging & payment solutions  Energy & Mobility  Diverse payment and automation solutions for the fueling industry  Fuel

 Global Offices  13  *POS devices  Distributors  80+  Global OEM   Partners  3,500+  Resellers  1,195  Online eShops  14  Financial Partners  50  Nano  1-25*  SMB  26-3,000*  Enterprise  > 3k*  As of 31st of December 2025  Our Differentiated Go-To-Market Strategy

 IFRS to Non-IFRS Reconciliation  Primarily other compensation arrangements provided to the shareholders of VMT   Other Income for Q2 2025 is primarily gain recognized from remeasurement an equity accounted investee, upon obtaining control of Nayax Capital. Other Expenses for Q2 2026 are mainly payroll expenses resulting from one-time structural change made by the Company  Quarter ended (U.S. dollars in thousands)  Jun 30, 2026  Jun 30, 2025  Net income/(loss) for the period   (10,117)  11,652  Finance expense, net  1,799  (2,468)  Income tax expense  1,668  333  Depreciation and amortization  7,572  6,014  EBITDA  922  15,531  Share-based payment costs   12,395  2,512  Employment benefit cost(1)   319  188  Other (income) expenses(2)   493  (5,621)  Adjusted EBITDA  14,129  12,610

 IFRS to Non-IFRS Reconciliation  Quarter ended (U.S. dollars in thousands)  Jun 30, 2026  Jun 30, 2025  Net income/(loss) for the period   (10,117)  11,652  Share-based payment costs   12,395  2,512  Employment benefit cost(1)   319  188  Other (income) expense(2)   493  (5,621)  Amortization of acquired intangibles(3)   2,949  2,277  Adjusted net income for the period  6,039  11,008  Primarily other compensation arrangements provided to the shareholders of VMT   Other Income for Q2 2025 is primarily gain recognized from remeasurement an equity accounted investee, upon obtaining control of Nayax Capital. Other Expenses for Q2 2026 are mainly payroll expenses resulting from one-time structural change made by the Company  Includes deferred tax income related to amortization of acquired intangibles

 Quarter ended (U.S. dollars in thousands)  Jun 30, 2026  Jun 30, 2025  OPEX  63,604  42,276  Stock Based Compensation  (11,997)  (2,371)  Depreciation & Amortization  (7,133)  (5,710)  Employment Benefit Cost(1)  (319)  (188)  Adjusted OPEX  44,155  34,007  IFRS to Non-IFRS Reconciliation  Quarter ended (U.S. dollars in thousands)  Jun 30, 2026  Jun 30, 2025  Operating Cash  (1,259)  12,946  Capitalized development costs  (9,370)  (6,262)  Acquisition of property and equipment  (2,487)  (1,110)  Free Cash Flow  (13,116)  5,574  Primarily other compensation arrangements provided to the shareholders of VM

 Key Definitions  Measured as a percentage of Recurring Revenue from returning customers in a given period as compared to the Recurring Revenue from such customers in the prior period, which reflects the increase in revenue and the rate of losses from customer churn.  Dollar-based   net retention rate  Nayax presents constant currency information to provide a framework for assessing how our underlying businesses performed excluding the effect of foreign currency rate fluctuations. Future expected results for transactions in currencies other than United States dollars are converted into United States dollars using the exchange rates in effect in the last month of the reporting period. Nayax provides this financial information to aid investors in better understanding our performance. These constant currency financial measures presented in this release should not be considered as a substitute for, or superior to, the measures of financial performance prepared in accordance with IFRS.  Constant Currency  Adjusted EBITDA is a non-IFRS financial measure that we define as profit or loss for the period plus finance expenses, tax expense, depreciation and amortization, share-based compensation costs, non-recurring issuance and acquisition related costs and our share in losses of associates accounted for by the equity method.  Adjusted EBITDA  Devices that are integrated with our platform services, either sold or leased by us, enabling seamless connectivity, data exchange, and service management. These devices operate within our ecosystem, ensuring optimized performance and enhanced user experience.  Connected Devices  Devices that are operated by our customers.   Managed & Connected Devices  Customers that contributed to Nayax revenue in the last 12 months.  End Customers  SAAS revenue and payment processing fees.  Recurring Revenue  The percentage of revenue lost as a result of customers leaving our platform in the last 12 months.  Revenue Churn  Revenue generated within a given cohort over the years presented. Each cohort represents customers from whom we received revenue for the first time, in a given year.   Existing Customer Expansion  Net cash provided from operating activities minus capitalized development costs and acquisition of property and equipment.  Free Cash Flow  Third-party devices on which we provide a software solution, enabling functionality, monitoring, and management without direct ownership or control over the hardware.  Managed Devices  Total OPEX excluding stock base compensation, depreciation & amortization   Adjusted OPEX  Payment service providers typically take a percentage of every transaction in exchange for facilitating the movement of funds from the buyer to the seller. Take rate % (payments) is calculated by dividing the Company’s processing revenue by the total dollar transaction value in the same quarter  Take Rate  A financial metric that measures the average recurring revenue generated per connected device over a 12 months trailing period.  ARPU  Organic Revenue is a non-IFRS financial measure that we define as total revenue adjusted to exclude the revenue attributable to acquired businesses for a period of 12 months following their acquisition. This measure helps provide insight on organic and acquisition-related growth and presents useful information about comparable revenue growth.  Organic Revenue  Adjusted Net Income is a non-IFRS financial measure that we define as the net income or loss for the period, plus share-based compensation costs, one time and non-recurring items cost such as restructuring and M&A costs, amortization of acquired intangibles and gains or losses on equity investments.  Adjusted Net Income

 Aaron Greenberg   Chief Strategy Officer  ir@nayax.com  IR Contact  Thank You!  ir.nayax.com  Website